EXHIBIT 99.1

Just Energy Group Inc. Announces Leadership Transition

Company to Appoint Patrick McCullough as President and CEO
Company to Appoint Jim Brown as CFO
Co-CEOs Deborah Merril and James Lewis to Remain Directors

TORONTO, March 20, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the "Company"), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions and renewable energy options, announced today that Deborah Merril and James Lewis will be transitioning out of their President and Co-CEO roles and Patrick McCullough, Just Energy’s current CFO, will be appointed as President and CEO and will join the Board of Directors, effective April 1, 2018.  Jim Brown, the President of Just Energy’s commercial business, will replace Mr. McCullough as CFO as of April 1, 2018.  Ms. Merril and Mr. Lewis will continue as directors of the Company.  Deb Merril and James Lewis will also provide advisory services to the Company until December 31, 2018.

“This executive transition puts the Company in a great position to move into the next phase of growth and expansion, while continuing to benefit from the continuity and experience of Deb Merril and James Lewis as advisors and directors of the Company,” said Rebecca MacDonald, Executive Chair of Just Energy. “Just Energy has successfully undergone significant transformation and repositioning over the last four years. Deb and Jay were instrumental in building the necessary foundation for Just Energy to emerge as a leader in the retail energy space. Their leadership has positioned our organization to enter the execution phase of our growth strategy across new geographies, channels and products. I would like to recognize and thank Deb and Jay for their significant contributions during their many years of service at Just Energy, and I look forward to their continued guidance as advisors to the Company and in continued roles as members of Just Energy’s Board of Directors.”

Ms. MacDonald continued, “We now look to Pat McCullough to build on a strong foundation and take us forward in achieving our vision for the Company. Since joining the Company in 2014, Pat has proven to be a vital member of the Just Energy organization. He has demonstrated his strategic vision capabilities, stewardship of our growth strategy and focus on excellence. Pat’s impressive skillset will help drive further profitability while creating long-term value for our shareholders. It is with great confidence that the board and I congratulate and welcome Pat into his new leadership role.”

Patrick McCullough commented, “I am honored to lead the next phase of Just Energy’s strategic vision as we continue on our path for prolonged, profitable growth on a global scale. I am also very fortunate and appreciative to have the experience and willingness of Deb and Jay to support me through this important transition. I am looking forward to working closely with our newly appointed CFO, Jim Brown. Jim has been a driving force in transforming our commercial business and brings 20 years of experience in the retail energy space along with outstanding finance and accounting expertise to the position. The successful repositioning of the Company will enable us to focus on driving operational efficiencies while pursuing opportunities to create value for our shareholders and bring continued innovation to our customers worldwide.”

Patrick McCullough Background

Pat McCullough joined Just Energy in August 2014 as its CFO.  Prior to this, Mr. McCullough was Chief Executive Officer at Amonix, a California-based designer and manufacturer of concentrated photovoltaic (CPV) solar power systems. He had served as CFO of Amonix since May 2010. Prior to that, he was CFO at IMI Severe Service from May 2007; Division CFO for Johns Manville (a Berkshire Hathaway Company) from April 2005; and held various roles with Ford Motor Company and its spin-off Visteon Corporation, culminating as Deputy General Manager and CFO of a joint venture in Shanghai, China.  Mr. McCullough graduated from the University of Notre Dame with a Bachelor of Science in Engineering and an MBA in International Business.

Jim Brown Background

Jim Brown joined Just Energy in April 2013 as a Senior Vice President responsible for commodity settlements.  Since April 2015, Jim has been the President of Hudson Energy, responsible for Just Energy’s commercial business.  Prior to joining Just Energy, he was the Vice President of Accounting and Finance for Gexa Energy, a subsidiary of Nextera Energy Inc. from March 2009.  Prior to that Mr. Brown was a Vice President of Accounting at Constellation Energy Resources Group from January 2007.  From 2000 until 2007, he held various roles in accounting and finance at other power and gas companies and for the eight years prior to 2000, Mr. Brown was an audit manager, with an emphasis on power and gas trading companies.  Mr. Brown graduated from the University of Houston with a Bachelor of Business Administration in Accounting in 1992 and has been a Certified Public Accountant in Texas since 1996.

About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE) (TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Ireland, Germany and Japan, Just Energy serves approximately 1.5 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy, Tara Energy and terrapass.  Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Cummings
Investor Relations
Phone: (617) 461-1101
michael.cummings@alpha-ir.com